भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

...ama Marg,
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

06019561

FILE NO. 82.4524

क्रमांक / No. : CO / S & B /
CO/S&B/PCR/2006/ 3643

दिनांक / Date : 11-12-2006

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SUPPL

Dear Sir,

LISTING AGREEMENT: CLAUSE 36
MEDIUM TERM NOTE (MTN) PROGRAMME

We enclose for your information a copy of our letter No.CO/S&B/PCR/3633 dated the December 11, 2006 addressed to The Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

PROCESSED
JAN 0 5 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
DEC 2 6 2006
WASH, D.C.
151

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

क्रमांक / No. : CO/S&B/PCR/2006/3633 दिनांक / Date : 11-12-2006

Dear Sir,

LISTING AGREEMENT: CLAUSE 36
MEDIUM TERM NOTE (MTN) PROGRAMME

In terms of Clause 36 of the Listing Agreement, we advise that the Bank had concluded the issue of USD 300 Mio Senior Debt, Floating Rate bonds, for a tenor of 5 years at a coupon of Libor +50 bps under the MTN Programme. The bonds will be issued as of 15th December 2006.

Yours faithfully,

General Manager
(Shares & Bonds)

S.B.I. C.O. Mumbai
S & B Deptt.

हिंदी मे पत्राचार का हम स्वागत करते है. हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.